NO ACT

1E
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010656

February 22, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Matthew J. Maletta
Vice President,
Associate General Counsel and Assistant Secretary
Allergan, Inc.
2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534

Re: Allergan, Inc.
Incoming letter dated December 29, 2009

Dear Mr. Maletta:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Allergan by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allergan, Inc.
Incoming letter dated December 29, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Allergan's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Allergan may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Allergan seeking approval of amendments to Allergan's certificate of incorporation. You also represent that the proposal would conflict directly with Allergan's proposals. You indicate that submitting all of the proposals to a vote could result in inconsistent, ambiguous, or inconclusive results. Accordingly, we will not recommend enforcement action to the Commission if Allergan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allergan relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALLERGAN



2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website: www.allergan.com

December 29, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allergan, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Allergan, Inc., a Delaware corporation (the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by John Chevedden. The Company asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(9) or 14a-8(i)(3). The Proposal is properly excluded under Rule 14a-8(i)(9) because the Proposal directly conflicts with proposals the Company intends to include in its 2010 Proxy Materials. In addition, the Proposal violates the "unbundling" provisions of Rule 14a-4(a)(3) and 14a-4(b)(1), and would therefore be properly excluded under Rule 14a-8(i)(3) because the Proposal violates the Commission's proxy rules.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal requests that the Company's board of directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." A copy of the Proposal and supporting statement, as well as related correspondence from Mr. Chevedden, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

A. Rule 14a-8(i)(9) – The Proposal Conflicts with the Company's Proposals

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company's proposals. Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Proposal seeks to create a simple majority voting standard for all shareholder voting requirements in the Company's Restated Certificate of Incorporation (the "Certificate") and its Amended and Restated Bylaws (the "Bylaws") that currently call for a greater than simple majority vote. The Proposal implicates three supermajority voting requirements in the Certificate and incorrectly implicates the Bylaws, which do not contain any supermajority voting standards. The Company has expressed its intent to present proposals in the 2010 Proxy Materials to amend each of the three provisions in the Certificate implicated by the Proposal. The Certificate's impacted provisions, and the proposed amendments thereto, are as follows:

- *Removal of Directors* – Article 7 of the Certificate requires the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote in the election of directors in order to remove a member of the board of directors for cause. The Company intends to propose an amendment to reduce this voting requirement to a majority of shares outstanding.

- *Business Combinations* – Article 15 of the Certificate requires any business combination with an interested shareholder that has not been approved by a majority of independent directors to be approved by the affirmative vote of at least 66 2/3% of the disinterested shares then outstanding. The Company intends to propose an amendment to reduce this voting requirement to a majority of the disinterested shares then outstanding.

- *Amendment of the Certificate of Incorporation* – Article 18 of the Certificate requires the affirmative vote of at least 66 2/3% of the shares then outstanding (or the disinterested shares if a change is proposed by an interested shareholder) to amend Articles 5, 6, 7, 8, 9, 10, 12, 13, 14, 15, 16, 17 or 18 of the Certificate. The Company intends to propose an amendment to reduce this voting requirement to a majority of shares then outstanding and to eliminate the requirement for approval by disinterested shareholders.

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), with respect to proposals in which votes on both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Recently, in response to a no action letter from *The Walt Disney Company* (November 16, 2009) ("Disney"), the Staff concurred in excluding a proposal that is substantially the same as the Proposal presented to the Company. The Disney shareholder proposal, submitted by an individual represented by Mr. Chevedden, requested that the board of directors take the steps necessary for each charter and bylaw voting requirement calling for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. In response, Disney expressed an intent to present to shareholders proposals to amend each of the charter provisions implicated by the Chevedden shareholder proposal. However, Disney stated its intent to reduce the voting requirements of the two impacted provisions to voting standards based on the number of shares outstanding and not to voting standards based on the number of votes cast for and against. Disney explained that if the shareholder's proposal was included in the proxy statement, the results of the votes on the shareholder proposal and Disney's company proposal could yield inconsistent, ambiguous or inconclusive results. In concurring with Disney's position, the Staff permitted exclusion of the proposal under Rule 14a-8(i)(9) because the "proposal and matters to be sponsored by Disney present alternative and conflicting decisions for shareholders and that submitting all of the proposals to a vote could provide inconsistent results." *See also, Best Buy Co., Inc.* (April 17, 2009); *H.J. Heinz Co.* (April 23, 2007); *AOL Time Warner, Inc.* (March 3, 2003); *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000); *Gabelli Equity Trust* (March 15, 1993); and *Fitchburg Gas and Electric Co.* (July 30, 1991).

If the Proposal is included in the Company's 2010 Proxy Materials, an affirmative vote on both the Proposal and any of the Company's proposals would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). The Proposal requests that the Company's board of directors take the steps necessary to reduce charter and bylaw voting requirements that call for "a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." As discussed above, the Company has expressed its intent to present proposals to its shareholders that would amend the voting requirements in the Certificate that are implicated by the Proposal. However, the Company has proposed a different approach. The Proposal would directly conflict with the Company's proposals because the Company's proposals call for a voting standard based on the number of shares outstanding, whereas the Proposal calls for a voting standard based on the number of votes cast for and against. As a result, in the event of an affirmative vote on both the Proposal and any of the Company's proposals, the Company would be unable to determine the voting standard that its shareholders intended to support.

Including the Proposal in the Company's 2010 Proxy Materials could also result in inconsistent, ambiguous or inconclusive voting results due to the supermajority votes currently required to amend the impacted provisions of the Certificate. For example, if Mr. Chevedden's Proposal receives a majority of votes cast and any of the Company's proposals fail to receive the requisite supermajority vote to be adopted, it would not be clear, with regard to any such failed Company proposal, whether (a) the Company should, nevertheless, take steps to implement the Proposal by submitting amendments conforming to the Proposal at the next shareholders meeting or (b) the Company should conclude that it presented shareholders with the opportunity to vote on reducing the applicable supermajority requirements and that it would be futile to submit any further amendments conforming to the Proposal at the next shareholders meeting.

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(9).

B. Rule 14a-8(i)(3) – The Proposal Violates Rule 14a-4(a)(3) and 14a-4(b)(1) of the Proxy Rules

The Proposal may also be excluded under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, specifically Rule 14a-4(a)(3) and 14a-4(b)(1). Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention "with respect to each separate matter referred to therein as intended to be acted upon . . ." In adopting amendments to these provisions, the Commission explained that the revised rules are designed to "allow shareholders to communicate to the board of directors their views on *each* of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (October 16, 1992) (emphasis added).

In a Comment Letter to Daleco Resources Corporation dated February 8, 2006, the Staff requested that the company "unbundle" two provisions so that "shareholders may vote on them as separate matters." To support its comment, the Staff cited to the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations (the "2004 Telephone Interpretations"). The 2004 Telephone Interpretations suggest that certain revisions to a company's charter or bylaws should be unbundled under Rule 14a-4(a)(3) and set out as separate proposals. The 2004 Telephone Interpretations specifically call out "supermajority voting provisions" as an example of the types of provisions that should be unbundled, permitting technical and immaterial amendments to remain bundled.

The Proposal does not request merely technical or immaterial amendments, but rather would require the revision of three supermajority voting provisions in the Certificate. The Proposal does not allow the Company's shareholders to communicate their views to the board of directors on each of the matters being put to a vote; to the contrary, the Proposal is designed to restrict shareholder voting choices by forcing a shareholder to cast a single vote to approve or disapprove all three impacted provisions in the Certificate. Company shareholders may not hold the same opinion regarding each distinct voting matter. For example, a shareholder may prefer to reduce the voting requirement to amend the Certificate, but desire to maintain a supermajority voting requirement to remove directors for cause. The Proposal fails to identify clearly each separate matter intended to be acted upon and does not give the opportunity for shareholders to choose between approval, disapproval or abstention with respect to each separate matter. Therefore, the Proposal violates proxy Rule 14a-4(a)(3) and 14a-4(b)(1).

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. The Company would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If the Company can be of any further assistance in this matter, please do not hesitate to contact me at (714) 246-5185 or by electronic mail at Maletta_Matthew@Allergan.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,



Matthew J. Maletta
Vice President,
Associate General Counsel and Assistant Secretary

cc: John Chevedden

(enclosures)

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. David E.I. Pyott
Chairman of the Board
Allergan, Inc. (AGN)
2525 Dupont Dr
Irvine CA 92612

Rule 14a-8 Proposal

Dear Mr. Pyott,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 8, 2009
Date

cc: Douglas S. Ingram
Corporate Secretary
PH: 714 246-4500
FX: 714 246-4971, -6987

[AGN: Rule 14a-8 Proposal, November 8, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include the percentage vote required to amend Articles 5 (Bylaws), 6 (Classified Board), 7(Removal), 8 (Vacancies), 9 (Written Consent), 10 (Special Meeting), 12 (Advance Notice), 13(Liability), 14 (Indemnification), 15 (Business Combination), 16 (Other Constituency), 17(Poison Pill), and 18 (Amendment) of the charter and a 67% bylaw requirement to remove a director with cause.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with $11 million for David Pyott. Our company regrettably set long-term incentive pay at approximately the 75th percentile of the market. This indicated our company's intention to set executive pay standards well above median levels, regardless of executive performance. Only 53% of CEO pay was incentive based.

Gavin Herbert had an incredible 59-years director tenure while Herbert Boyer and Leonard Schaeffer each had more than 15-years tenure – independence concerns. Robert Ingram served on a total of six boards (over-commitment concern) and received our most against-votes.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. We had a poison pill that hopefully will expire in February 2010 and not be reinstated. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Sine_Tony
Sen 2, 2009 5:17 PM
To *** FISMA & OMB Memorandum M-07-16 ***
Sub Letter

Mr. Chevedden:

Please see the attached November 12, 2009 letter in response to your November 8, 2009 letter to David Pyott.

Please contact me with any questions you may have.

Best regards,

Tony

Anthony L. Sine
Senior Corporate Counsel & Assistant Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612
Telephone: (714) 246-6037
Facsimile: (714) 246-4774
E-Mail: Sine_Anthony@Allergan.com


November 12 2009 Letter J. Che...


Rule 14a 8.pdf

ALLERGAN



2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website www.allergan.com

Anthony L. Sine
Senior Corporate Counsel and Assistant Secretary
Phone: (714) 246-6037
Fax: (714) 246-4774
E-mail: Sine_Tony@Allergan.com

November 12, 2009

VIA E-MAIL at *** FISMA & OMB Memorandum M-07-16 *** **and FACSIMILE at** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Rule 14a-8 Proposal

Dear Mr. Chevedden,

I acknowledge receipt of your November 8, 2009 letter to Mr. David E.I. Pyott, which seeks to submit to Allergan, Inc., a Delaware corporation (the "Company"), a shareholder proposal for inclusion in the Company's 2010 proxy statement pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. This letter is to inform you that I am unable to verify your Company stock ownership. Therefore, I cannot confirm your eligibility to submit a shareholder proposal for inclusion in the 2010 proxy statement.

As you may be aware, Rule 14a-8(b) requires a stockholder seeking to submit a shareholder proposal to have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock entitled to vote on the proposed shareholder proposal at the annual meeting for at least one year by the date the stockholder submitted the applicable shareholder proposal. In addition, Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the record holder of the securities (usually a broker or bank) verifying that the stockholder has continuously held the shares for at least one year before the proposal was submitted, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, filed with the Securities Exchange Commission reflecting ownership of the shares as of or before the one-year eligibility period.

ALLERGAN

2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website: www.allergan.com

In order accept your shareholder proposal, Allergan must receive proper written evidence demonstrating that you meet the Rule 14a-8(b) share ownership requirements as described above. Please note that, pursuant to Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. For your convenience, I have attached a copy of Rule 14a-8.

Please feel free to contact me with any questions or concerns you may have.

Very truly yours,



Anthony L. Sine
Senior Corporate Counsel and Assistant Secretary

Enclosures

cc: David E.I. Pyott
Douglas S. Ingram
Samuel J. Gesten
Matthew J. Maletta

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may

permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

From: olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, Novemb
To: Sine_Tony
Subject: Rule 14a-8 Broker Letter-(AGN)

Mr. Sine,
Please see the attached broker letter. Please advise on Tuesday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden



CCE00016.pdf

RAM TRUST SERVICES

Post-it® Fax Note 7671		Date 11-23-09	# of pages ▶
To Anthony Sine		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 714-246-4774		Fax #	

November 23, 2009

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John R. Chevedden has continuously held no less than 90 shares of the following security since November 7, 2008:

- Allergan Inc. (AGN)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager